                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972


                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and may be obtained free of charge, along with other documents filed by Genzyme and Biomatrix with the commission, both at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.

                                     * * * *

[The following is the text of additional and updated slides that comprise a portion of a slide show being presented in meetings with analysts, potential investors and others and which was previously filed pursuant to Rule 425 of the Securities Act with the Securities and Exchange Commission on March 13, April 5, May 8, May 9, and June 8, 2000.]

SLIDE:

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements, including statements regarding:

     - the consummation of the proposed merger with Biomatrix, the recapitalization of Genzyme, and the creation of Genzyme Biosurgery and a new publicly-traded stock,

     - the future growth, impact and success of Genzyme Biosurgery, including expectations concerning revenue, revenue growth and earnings per share, research and development expenditures and market capitalization,

     - the development and potential market introduction of new products and new indications for products, and

     - the expected allocation of Genzyme Biosurgery common stock and composition of the merger consideration.

These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include:

     - conditions in the financial markets relevant to the proposed merger and recapitalization,

     -    the likelihood of regulatory and other approvals of the transactions,

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     -    the operational integration and other risks generally associated with mergers and recapitalizations,

     -    the results of preclinical and clinical development efforts,

     -    market acceptance of Genzyme Biosurgery's products and services,

     - the availability of third-party reimbursement for Genzyme Biosurgery's products,

     - the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products,

     - the ability of Genzyme Biosurgery to obtain and maintain distribution arrangements,

     -    the accuracy of information about the biosurgery market, and

     -    the competitive environment for the biosurgery market.

We have filed more detailed descriptions of these risks and uncertainties in some of our recent filings with the SEC, including in our Registration Statement on Form S-4 filed on April 18, 2000, and any amendments thereto, under the heading "Risk Factors." We encourage you to carefully review these descriptions.


SLIDE:

GENZYME IS CREATING THE PREMIER COMPANY TO BRING BIOTECHNOLOGY TO SURGERY



SLIDE:

A FOCUSED STRATEGY

                             GENTE TX          CELL TX      SMALL            BIOMATERIALS      DEVICES
                                                            MOLECULES


[right arrow]   ORS                            Carticecl    0A502            Sepra             QuickTack
OA Cartilage                                                                 Synvisc

[right arrow]   CTS          HIF-1ALPHA        CRI                           Sepra             Pleurovac
Ischemia CHF                    FAS-L                                        FocalSeal-L       Tevdeck
                                                                                               OPCAB
                                                                                               SaphLITE

                                     Clinical Regulatory Manufacturing


SLIDE:

         FINANCIAL STRENGTH

           -  Revenue growth 15-20% in 2001

           -  Positive cash earnings per share (before amoritization)

           -  GREATER THAN $75M cash

           -  Substantial market capitalization

SLIDE:

A STRONG FOUNDATION FOR GROWTH

     -    Product diversification
          -    $100M revenue in established products
          -    $140M revenue in early life-cycle products

     -    Pipeline management
          -    Both "intermediate stage" and cutting-edge product development
          -    Disease focus

     -    Broad scientific scope


SLIDE:

SUBSTANTIAL INVESTMENT IN PRODUCT DEVELOPMENT

     -    R & D Budget: GREATER THAN $45M

     -    Strong technology platforms:
          -    Biomaterials
          -    Gene therapy
          -    Cell therapy

     -    Focused on orthopedics and cardiovascular disease

SLIDE:

Bio-Orthopedics


SLIDE:

ORTHOPEDIC DISEASE

     -      We are focused on the fundamental problems of joint disease
          -    Osteoarthritis
          -    Cartilage damage


SLIDE:

BIO-ORTHOPEDIC STRENGTHS

     -    The two premier bio-orthopedic products

     -    APPROXMIATELY $100M in revenue growing 15-20% in 2001

     - Two direct sales forces plus five pharma distribution partners worldwide

     -    Expanding high value pipeline

SLIDE:

BIO-ORTHOPEDIC PIPELINE FOCUS

     -    Expanding Synvisc opportunities
          -    Extending the label
          -    Other joints
          -    Other applications

     -    Realize the full opportunity of Carticel

     -    Adhesion prevention in joints

SLIDE:

CARDIOTHORACIC


SLIDE:

CARDIOTHORACIC DISEASE

     -    We are focused on serious cardiothoracic disease
          -    Ischemia
          -    Congestive heart failure

SLIDE:

CARDIOTHORACIC STRENGTHS

     -    GREATER THAN $80M in revenue growing 10-15%
     -    Well established brands
     - Well respected direct sales force augmented by strong distribution worldwide
     -    High value pipeline


SLIDE:

CARDIOTHORACIC PIPELINE FOCUS

     -    Serious Ischemia
          -    Products for use in CABG surgery
          -    Gene therapy for angiogenesis
          -    Gene therapy for restenosis

     -    Congestive Heart Failure
          -    Cell therapy for heart muscle repair
          -    Gene therapy for CHF

     -    Sophisticated Surgical Biomaterials



SLIDE:

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ADHESION PREVENTION


SLIDE:

GENZYME BIOSURGERY:  A LEADER IN ADHESION PREVENTION

New Formulations                New Anti-Adhesion Applications

     -  Sepra Film(R)           -  Hernia Repair

     -  Sepragel(R)             -  Cardiovascular surgery

     -  Sepramesh(TM)           -  Sinus Surgery

     -  Hylagel(R) Nuro         -  Laparoscopic surgery

                                -  Orthopedics

                                -  Gynecological (infertility)

                                -  Spinal

SLIDE:

CREATING A POWERFUL BIOTECH BUSINESS

     -  High value PRODUCTS, early in their life cycles

     -  A high value PIPELINE resting on well-regarded scientific platforms

     -  EXPERTISE and INFRASTRUCTURE to build a global business

     -  A UNIQUE and differentiating STRATEGY